Exhibit 99.0
PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM WINS TENDER FOR THE INTEGRATION OF TECHNOLOGY IN
THE UNITED STATES SMART PASSPORT

New York, NY, and Ra’anana, Israel, October 11, 2004 - SuperCom, Ltd. (Euronext: SUP) a leading smart card and e-ID technology integrator and solutions provider serving governmental and commercial markets, announced today that the United States Government Printing Office (GPO) has informed that the Company’s proposal as a prime contractor for the integration of smart card technology in the US new electronic passports has been accepted for award. In addition, SuperCom’s proposal as a sub-contractor with a leading American system integrator corporation has also been accepted for award in this project.

This project is considered to be the largest and most advanced smart passport project in the world to date. The US authorities have announced multiple awards for the implementation of the project that will include the production of smart inlay for the new passports with a sophisticated chip containing personal identification such as biometric data This type of passport will be difficult to forge and will replace the traditional passport that contained a printed personal photograph and was considered to be easy to falsify. The scope of the project based on the RFP is estimated at 50 million passports over the following five years.

In this project, SuperCom will supply the smart card technology that it has developed over the recent years including the smart chip with an operating system and antenna that is embedded in the passport. The Company’s advanced technology meets the new strict international standards (ISO and ICAO) and the high requirements for travel documents set forth by the United States authorities in this tender.

The Company estimates that the award of the tender will significantly influence the company business in the coming years. SuperCom will announce the estimated influence at a later date, according to the progress of various stages of the project.

About SuperCom

SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects. SuperCom offers a wide range of standard and customized smart card-based solutions for physical and logical security, education, corrections facilities and air & seaports. SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration. Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong. For more information, visit our website at www.supercomgroup.com.

Safe Harbor
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.supercomgroup.com.

Contact: Eyal Tuchman, CFO SuperCom, Ltd. +972 9 775 0800 eyalt@supercomgroup.com	Dahlia Bailey or Jerry Cahn PortfolioPR (212) 736-9224 dbailey@portfoliopr.com / jcahn@portfoliopr.com